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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2005
COMMISSION FILE No. 1-8887

TransCanada PipeLines Limited
(Translation of Registrant's Name into English)

450 - 1 Street S.W., Calgary, Alberta, T2P 5H1, Canada
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐                        Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                        No ☒

I

        The documents listed below in this Section and filed as Exhibits 99.1 and 99.2 to this Form 6-K are hereby filed with the Securities and Exchange Commission.

99.1
Schedule of earnings coverage calculations at December 31, 2004.

99.2
Consent letter of KPMG LLP dated March 15, 2005.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRANSCANADA PIPELINES LIMITED
By:	/s/ Lee G. Hobbs Lee G. Hobbs Vice-President and Controller
By:	/s/ Rhondda E.S. Grant Rhondda E.S. Grant Vice-President, Communications and Corporate Secretary

March 15, 2005

EXHIBIT INDEX

99.1
Schedule of earnings coverage calculations at December 31, 2004.

99.2
Consent letter of KPMG LLP dated March 15, 2005.

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SIGNATURES
EXHIBIT INDEX